FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference Building on Momentum David Finch Chief Financial Officer, O2	37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors

FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

O2
Building on Momentum

David Finch
Chief Financial Officer, O2

FIFTH **INVESTOR**
CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 25, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Overview

- **We are already gaining benefits from being part of the Telefonica group**
  - Customer propositions
  - Knowledge sharing
  - Benefits of scale
- **There are further opportunities for growth in the sector**
  - Core services
  - New mobile services
  - DSL
- **We have maintained our momentum in competitive markets**
- **In the future we will deepen our existing strategy as well as extending our business**
  - Segmented propositions
  - Converged products

Index

FIFTH INVESTOR CONFERENCE

Telefónica

01 Operating in highly competitive environments



ARPU & VOICE YIELD GROWTH
Q4 05 vs. Q4 04
0%
-3.5%
-6.4%
-11%
1.2%
-1.2%
ARPU
Yield
PENETRATION
(Growth Q4 05 vs. Q4 04)
113%
+9 p.p.
97%
+10 p.p.
106%
+10 p.p.

Source: Merrill Lynch European Wireless Matrix Q4 05

01 Strong operational performance in 2005

UK

- Superior growth in a highly competitive market
- Successful execution of Customer Plan

Customers


12%
04
05

Revenues


6%
04
05

Germany

- Grew share of customers and revenues in highly competitive market
- 2.4 m customers added

Customers


32%
04
05

Revenues


22%
04
05

- Ireland – continued ARPU and MOU growth
- Airwave – over £1 billion of new contracts won in last 12 months

01 Strong financial performance in 2005

£m	Six months ended Sep 2004	Mar 2005	Sep 2005	Change y-o-y
Subscribers (000s)	22,017	23,956	25,668	17%
Revenues	3,227	3,348	3,615	12%
Service revenues	2,845	2,907	3,143	10%
EBITDA	850	910	975	15%
EBITDA margin	26.3%	27.2%	27.0%	3%
Operating cash flow	185	242	366	98%

FIFTH INVESTOR CONFERENCE

01 O2 UK – 2005 success

SUBSCRIBER GROWTH 2005 vs. 2004


12%
8%
O2
Market Average

POSTPAY 12 MONTH ROLLING CHURN


30%
-5 p.p.
27%
25%
Q4 2004
Q4 2005
Q1 2006

SHARE OF POSTPAY NET ADDS
Mar 05-Dec 05


O2
41%

Source: Company reports

01 O2 Germany – 2005 success


SUBSCRIBER GROWTH 2005 vs. 2004
32%
15%
O2
Market Average


SERVICE REVENUE GROWTH 2005 vs. 2004
22%
8%
O2
Market Average


DATA AS % OF SERVICE REVENUES (12 months to Dec. 2005)
23%
19%
O2
Market Average

Source: Company reports

01 O2 Ireland – 2005 success

Grow customer base in penetrated market

- Hold share more effectively than Vodafone
  - Brand strength
  - New propositions
- 6% growth 2005 vs. 2004

Maintain growth in usage and ARPU

- Usage stimulation propositions
  - e.g. 1 cent weekends
- Service revenue grew 9% Q4 '05 vs. Q4 '04
- Minutes of use grew 4% Q4 '05 vs. Q4 '04

Grow data revenues

- 12 month rolling data ARPU grew 6% in Q1 '06
  - data currently 21% of service revenues
- i-mode next phase of development
- Broadband potential – DSL, 3G, HSDPA

01 O2 Airwave Overview

- Secure digital radio network dedicated to UK's emergency and public safety services
- £2.9 billion 19-year police force contract signed in 2000
- £800m+ capital investment to date
- Network build now completed with 99% geographic coverage
- Positive cash-flow in 6 months to September 2005
- Network also available to other "Public Safety Users"
  - Ministry of Defence
  - Prison Service
- Over £1 billion of new contracts won in last 12 months

01 Momentum continues in Q1 '06

FIFTH INVESTOR CONFERENCE

Q1 SERVICE REVENUE GROWTH



17%
5%
7%
3%*
O2
orange
T-Mobile
vodafone



13%
8%
-3%
0%*
O2
e-plus
T-Mobile
vodafone

Source: Company reports

*Q4 2005

MINUTES OF USE



mins
180
170
160
150
140
130
120
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06



mins
130
110
90
70
50
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Source: Company reports

Telefónica

Index

FIFTH INVESTOR CONFERENCE

Telefónica

02 We will extend our existing strategy

Deeper

- Strengthen O2's platform for future profitable growth
- Take customer experience to the next level
- Continue to strengthen the O2 brand
- Foster "Fresh Thinking" and innovation

Wider

- DSL & Convergence
  - Integrate fixed and mobile in Czech Rep.
  - Bundled offers in Germany
- Data services
  - HSDPA
  - i-mode / O2 Active, mobile TV, music

Leverage TEF Group

- Services for customers
- Best Practice
- Benefits of scale

FIFTH INVESTOR CONFERENCE

O2 Driving deeper

Customers

- Grow customer base
  - focus on high value
- Further loyalty initiatives to control churn
- Move customer experience to the next level
  - continue execution of Customer Plan & extend to Germany
- Brand development

Products

- Protect key market USPs through innovation
  - e.g. Genion with UMTS
- Usage stimulation to grow voice & messaging revenues
  - e.g. Genion flat rate, Talk a lot more
- Enhance content offering through partnerships
  - e.g. Disney

O2

- New skills (e.g. all IP networks, DSL)
- Resources targeted at areas that customers value
  - e.g. stores, call centres, online self service
- Knowledge sharing with Telefonica

Telefonica

02 Extending the width (scope and scale)

Products

- HSDPA / i-mode / O2 Active
  - true mobile broadband
  - browsing, advertising, downloads, transactions
- Music / TV
  - mobile the primary communication and entertainment device
  - personalised and integrated experience
- Enterprise services
  - work with Moviles and other Telefonica businesses
  - enriched MNC proposition
  - "one stop shop"

Markets

- DSL / Convergence
  - launch DSL services in Germany
  - new bundled offers from Autumn '06
  - develop convergence roadmap
  - finalise strategy in UK
- **Telefonica Group**
  - realise synergy benefits as part of Telefonica group
  - integrate Cesky Telecom and Telefonica Deutschland

02 Total market growth potential

Macro economic *	Competition	Regulation
▪ Population growth = 1 - 2% 2005 - 2009 ▪ GDP annual growth: average 2006 – 2009 = 2.3%	▪ Renewed competition from existing players ▪ Change of control ▪ Further MVNOs ▪ Consolidation	▪ New termination regime from March 2007 ▪ Regulation of 3G



100
CAGR 05-09E
3%-7%
2005 service revenue
Voice revenue decline
Penetration growth
Data revenue growth
2009 service revenue

Opportunities

- Usage stimulation on core services
- Further Churn reduction
- Growth in multi-SIM
- New services – music, TV, advertising, services for corporates

FIFTH INVESTOR CONFERENCE

02 Total market growth potential

Macro economic *	Competition	Regulation
▪ Population growth = 1% 2005 - 2009 ▪ GDP annual growth: average 2006 - 2009 = 1.5%	▪ Multiple MVNO brands ▪ Pricing pressure ▪ Fixed/mobile convergence ▪ Maturing market	▪ New termination regime from December 2006



100
CAGR 05-09E
4%-8%
2005 service revenue
Voice revenue decline
Penetration growth
Data revenue growth
2009 service revenue

Opportunities

- Usage stimulation on core services
- DSL
- Development of Genion
- New services – music, TV, advertising, services for corporates

Telefónica

Source: Strategy Analytics, Analysys

*Source: Consensus Economics, UN

02 Growth in market penetration



TOTAL MARKET PENETRATION
160%
120%
80%
40%
0%
107%
117%
88%
93%
2005
2009
UK
Germany

Source: Analysys



MULTI-SIM AS % OF TOTAL MARKET SUBSCRIPTIONS
25%
20%
15%
10%
5%
0%
18%
21%
9%
15%
2005
2009
UK
Germany

Source: Strategy Analytics

Drivers

- Generational effect
- Dual SIMs
  - Work / Personal or Peak / Off peak
- Dual devices
  - Work / Personal
  - BlackBerry, PDA, PC Card
- Machine 2 machine applications (high volume, low ARPU)

02 Growth in mobile voice usage

TOTAL MOBILE MINUTES


mins
250
200
150
100
50
0
UK
Germany
2005
2009

% OF TOTAL OUTBOUND MINUTES ON MOBILE


UK
Germany
31%
16%
33%
19%
37%
23%
40%
27%
44%
31%
2005
2006
2007
2008
2009

Source: Strategy Analytics

	CAGR 2005 - 2009
Germany	19%
UK	11%

Source: Strategy Analytics

O2 Growth in mobile data revenues


DATA AS A PERCENTAGE OF SERVICE REVENUES
50%
40%
30%
20%
10%
0%
33%
34%
21%
20%
2005
2009
UK
Germany

	Data ARPU CAGR 2005 - 2009
Germany	17%
UK	14%

Source: Strategy Analytics, Analysys

02 Initiatives to capture future growth

- Customer experience

- Growth opportunities in core services

- Growth opportunities in new services

- Measured rollout of 3G

- Leverage Group size, scale and knowledge

FIFTH INVESTOR CONFERENCE

02 Customer experience

- Continue to grow customer base
  - 2m customers added in both UK and Germany in last 12 months
  - Reach new segments through MVNOs
  - Tap into growth in multi-SIM
- Improve customer loyalty
  - Focus on things that really matter to customers
  - Long term contracts (18 month)
  - Pay & Go rewards => 7% churn benefit
  - Account managers for Business Customers


More customers who are happier and more loyal
O2

Telefónica

O2 Growth opportunities in core services

MOU AND SMS PER CUSTOMER PER DAY


8
7
6
5
4
3
2
1
0
UK
Germany
Ireland
MOU
SMS

TOTAL SMS MESSAGES


'000
6,000
5,000
4,000
3,000
2,000
1,000
0
+26%
Q1 05
Q1 06

Source: Company reports

- **Demand stimulation**
  - Bolt ons
  - Rewards & Treats
  - Talk a lot more
  - Genion flat rate

O2 Growth opportunities in new services


O2 UK 12 MONTH SMS / NON-SMS DATA ARPU
£
SMS
non-SMS
+29%
+15%
£
70
68
66
64
62
60
58
56
54
SMS data ARPU
10.0
9.5
9.0
8.5
8.0
7.5
7.0
non-SMS data ARPU
Q1
Q2
Q3
Q4
Q1
2005
2006


O2 UK 12 MONTH DATA ARPU
+16%
£79
£68
Q1 2005
Q1 2006

Source: Company reports

- Non-SMS making an increasing contribution to data revenues
  - Growing quickly off small base
  - Over £260 million in revenue across the group in the last 12 months

FIFTH INVESTOR CONFERENCE

O2 Underpinned by growth in users

UK

NON-SMS DATA USERS



51%
5,728
5,975
6,729
8,223
8,654
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

47% of customers still do not use a non-SMS data service

GERMANY

NON-SMS DATA USERS



30%
1,906
1,891
1,993
2,327
2,470
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

76% of customers still do not use a non-SMS data service

- We expect non-SMS data ARPU as a % of data ARPU to grow between 50% – 100% over the next 4 years
- Driven by a number of factors
  - Devices: increasing penetration of 3G devices & new multimedia terminals
  - Network: HSDPA, all IP networks
  - Services: Instant Messaging, TV, Video, Advertising, Mobile Payments, Music, Browsing

Telefónica

O2 Growth opportunities from new services

DVB-H and Music

DVB-H Trial

- 375 O2 customers for up to 6 months
- 85% satisfied with the end-to-end service provided
- 72% indicate they would take up the service within 12 months
- Extend trial in Oxford – interactivity, Video on Demand
- Irish trial December 2006 and "showcase" for Ryder Cup
- Germany has bid for pilot licences in Berlin, Hamburg and Lower Saxony

Music

- Launched 1st "over the air" digital music service in 2004
- Cross platform service launched in Germany last year
  - seamless integration of dual delivery (mobile and PC)
  - attractive pricing (from €0.99)
  - sales increased 5x compared to existing service
- 40% of O2 Active users in UK use music services
- Currently selling over 100k music videos per month
- To reach mass market we still need:
  - open technical standards & device manufacturer support
  - improved customer experience

02 Growth opportunities from new services

Fixed Broadband (DSL)

FIXED BROADBAND SUBSCRIBERS (CAGR 2004—2009)


23%
18%
18%
18%
11%
9%
9%
UK
Germany
France
Spain
Netherlands
Italy
Belgium

Source: Global Media Intelligence

- Germany and UK among the largest and fastest growing broadband markets in Europe
  - German market particularly fragmented
  - UK seeing new players entering from adjacent markets
  - Significant potential in Ireland due to relatively low broadband penetration

02 Continuing to take a measured approach to 3G roll-out

Network



- Optimise roll-out to customer demand for 3G services
- Take advantage of later generation equipment
  - Lower cost to upgrade to HSDPA

Devices



- Offer best range of devices on both 3G and 2G

Propositions



- Ensure O2 is competitive in each local market

Customer experience



- High quality coverage in high traffic mobile locations

02 Leveraging Group size, scale and knowledge

Services to Customers

- Roaming
  - "My Europe"
  - Joint promotions with Moviles for summer '06 & "high roamer proposition"
- Devices
- Solutions for MNCs
- DSL

Best Practice

- Marketing
- Products & Services e.g. i-mode, Genion
- Airwave
- MVNO

Benefits of scale

- Procurement and R&D
- Networks
- Content
- Roaming / Wholesale (TIWS)

Index

03 O2 CAGRs for 2005-2009

€ in Millions	FY 2005 (11 months)	CAGR 2005-09E *
Revenues	9,716	6% to 10%
Operating Income before D&A**	2,633	7% to 11%
Operating Income **	877	15% to 21%
CAPEX	1,987	6,800 to 7,500 (2006-2009 cumulative)

* CAGR 2005-2009E guidance assumes constant exchange rates as of 2005 and excludes changes in consolidation

** In terms of guidance calculation, Operating Income before D&A and Operating Income excludes other exceptional revenues/expenses not foreseeable in 2006-2009. For comparison purpose, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures

Summary

- Maintain above average growth in UK
- Superior execution of Customer Plan
- Maintain above average growth in Germany
- Exploit DSL opportunity
- Grow margin
- Capitalize on wider TEF Group size, scale and expertise

Boost O2 group operating performance

Telefónica